UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	December	2015
Commission File Number	001-31930
ATLATSA RESOURCES CORPORATION
(Translation of registrant’s name into English)
15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Fatality at Bokoni Mine’s Brakfontein Shaft, dated December 3, 2015.

Document 1

Media release

FATALITY AT BOKONI MINE’S BRAKFONTEIN SHAFT

December 3, 2015 – Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSX: ATL; JSE: ATL) deeply regrets to report the death of Mr Elias Paapa Magabe at Bokoni Platinum Mine Proprietary Limited (“Bokoni Mine”). Mr Magabe, employed as a machine operator at the Brakfontein shaft, collapsed while on duty. Bokoni Mine management and the Department of Mineral Resources are investigating the incident. Whilst the investigation is ongoing, the operations remain unaffected.

Atlatsa remains committed to the principle of zero harm at all its operations.

The Atlatsa board of directors, management and Mr Magabe’s colleagues extend their condolences to his family and friends.

On behalf of Atlatsa
Prudence Lebina
Head of Investor Relations
Office: +27 11 779 6800
Email: PrudenceL@atlatsa.com

For further information:	Russell and Associates	One Capital Sponsor Services Proprietary Limited
On behalf of Atlatsa Resources	Pam McLeod	Kathy Saunders / Taryn Carter
Prudence Lebina, Head: Investor Relations	Office: +27 11 880 3924	Office: +27 11 550 5010
Office: +27 11 779 6800	Mobile: +27 82 872 6387	Email: kathy@onecapital.co.za
Email: prudencel@atlatsa.com	Russell and Associates	One Capital Sponsor Services Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)

Date:	December 3, 2015	By:	/s/ Boipelo Lekubo
			Name:	Boipelo Lekubo
			Title:	Chief Financial Officer